

COMMUNITY
FINANCIAL CORPORATION

2004 Annual Report



Our Name *Really Does* **Say It All**

Selected Consolidated

	At March 31,				
	2004	2003	2002	2001	2000
	(In Thousands)				
Selected Financial Condition Data:					
Total assets	$336,947	$297,991	$263,374	$270,176	$243,077
Loans receivable, net	279,301	245,638	219,434	210,550	189,701
Investment securities and other earning assets(1)	39,620	35,550	29,704	44,421	38,074
Real estate owned, net	621	720	794	451	823
Deposits	260,231	247,212	204,535	174,307	158,568
Advances and other borrowed money	46,429	22,774	28,951	67,422	57,000
Stockholders' equity	29,269	26,342	26,695	25,805	25,394

	Year Ended March 31,				
	2004	2003	2002	2001	2000
	(In Thousands)				
Selected Operations Data:					
Total interest income	$17,524	$17,661	$18,941	$20,047	$16,154
Total interest expense	5,542	6,746	9,057	11,914	8,715
Net interest income	11,982	10,915	9,884	8,133	7,439
Provision for loan losses	846	451	373	320	283
Net interest income after provision for loan losses	11,136	10,464	9,511	7,813	7,156
Service charges and fees	2,683	3,490	3,287	2,821	2,382
Gain on sale of subsidiary	241	–	–	–	–
Gain on sale of securities	–	–	–	–	601
Other noninterest income(2)	301	159	95	78	213
Noninterest expenses	9,684	9,954	9,163	8,241	8,258
Income before income taxes	4,677	4,159	3,730	2,471	2,094
Income taxes	1,195	1,253	1,123	728	770
Net income	$3,482	$2,906	$2,607	$1,743	$ 1,324

	At Or For Year Ended March 31,				
	2004	2003	2002	2001	2000
Other Data:					
Average interest-earning assets to average interest bearing liabilities	106.57%	107.41%	108.18%	107.04%	107.30%
Average interest rate spread during year	3.86	3.86	3.66	2.96	3.30
Non-performing assets to total assets	.51	.63	.36	.43	.52
Return on assets (ratio of net income to average total assets)	1.12	1.03	1.03	.68	.60
Return on equity (ratio of net income to average total equity)	12.45	10.96	10.01	6.81	5.11
Equity-to-assets ratio (ratio of average equity to average assets)	9.31	9.94	10.27	9.97	11.66
Per Share Data:					
Net income-diluted	$1.63	$1.33	$1.14	$ .72	$ .52
Book value	14.08	12.78	11.84	10.99	10.11
Dividends	.39	.35	.32	.32	.32
Dividend payout ratio	23.22%	25.95%	28.08%	44.75%	61.90%
Number of full-service offices	8	8	7	6	6

(1) Includes federal funds sold, securities purchased under resale agreements and overnight deposits.
(2) Other income includes customer service fees and commissions, gain or loss on disposal of property and other items.

Dear Stockholder:

It is with great pleasure that we submit to you another annual report for Community Financial Corporation, which reflects strong operating results. We are particularly pleased to report these record earnings for 2004 as we are completing the celebration of your Bank's 75th anniversary. Our staff has worked diligently on your behalf this year and as you review our report we hope you will feel the same sense of accomplishment and pride as your Directors, Officers and Staff.

Earnings for the fiscal year ended March 31, 2004, were $3.5 million or $1.63 per diluted share compared to $2.9 million or $1.33 per diluted share, a 23% increase over the previous year. This increase in earnings is attributable primarily to an increase in net interest income, a gain on the sale of the Bank's former mortgage banking subsidiary and the receipt of tax credits of approximately $390,000 associated with the rehabilitation and renovation of the historic post office building in Staunton into the Bank's operations center. The gain on the sale of the mortgage subsidiary and the tax credits positively impacted our earnings per share by $.25. The increase in net interest income is attributable to the increase in loans and securities outstanding during the year.

We enjoyed our most successful year in loan production, closing over $155 million for the year, which resulted in loans outstanding at year-end of $279.3 million a 12 % increase from $249.3 million for the prior year. We continued to receive a high level of loan payoffs, particularly adjustable rate mortgages, as a result of the low interest rate environment we have experienced over the past several years. We expect that this trend will reverse itself should interest rates rise as predicted.

The Corporation's total assets grew $39 million or 13% while deposits grew $13 million to $260.2 million at year-end, up 5%. During the year we experienced a shift in our deposits, which reflected in a 57% increase in the Bank's non-interest bearing accounts. This is a result of the emphasis that has been placed on these products over the past several years, which has enabled Community to better manage our net interest margin.

The Hampton Roads Region has completed its seventh year of operation and it continues to grow and compliment our overall organization. Loans outstanding at year-end totaled $105.6 million, a 22% increase over the previous year, while deposits increased by 9% ending the year at $59.9 million. This is an excellent market which we feel has much upside potential for Community Bank.

As you see, our operating results continue to improve from year to year. We are particularly proud to continue this trend while expanding our franchise and adding new products and services. Our Verona branch celebrated its first anniversary in December, 2003. This office is meeting our expectations and we expect continued growth. The new operations center, which opened last year, is a welcomed and needed addition. This location affords the Bank additional space in which to expand as we grow. As mentioned in the financial review we received approximately $390,000 in tax credits as a result of our renovation efforts in this historic building, which offset a sizable portion of our expense on this project.

Our internet banking product "Community on Line" has been well received in our markets and we continue to see these accounts increase as our clients enjoy the convenience of on-line banking and bill payment. "Overdraft Courtesy Coverage" was also introduced this year and is providing a tool for checking account customers to more effectively manage their accounts. To better serve our markets we have added nine new ATMs to our system, located in Food Lion stores in Virginia Beach and Lexington, and plan to add seven more in the Hampton Roads area this summer.

We have several projects on line for this year. Plans have begun for the renovation of our Stuarts Draft office. We expect to start work in early summer with a fall completion date. When completed we will have a larger and more modern facility for both our customers and staff. Community has also entered into an affiliation with BI Investments and Bankers Insurance, through which our customers have access to a more complete package of financial services including a full range of investment



**DILUTED
EARNINGS PER SHARE**

Dollars

Year Ended March 31



NET INCOME

Dollars in Thousands

Year Ended March 31



**STOCKHOLDERS' EQUITY
TO AVERAGE ASSETS**

Percentage

Year Ended March 31



TOTAL ASSETS

Dollars in Thousands

At March 31

alternatives and insurance products to fit their needs. We look forward to further developing these programs during the coming year.

Community's stock has performed well this past year. At close of business March 31, 2004, our stock closed at $21.79 per share up from $15.50 per share at the same date the previous year, a 41% increase. We are pleased with this trend and will work to continue to enhance shareholder value.

As we begin this fiscal year there continues to be uncertainty with respect to the economy. Your Board and Management, however, are committed to continuing the positive trends that Community has experienced over the past years. We want to acknowledge the efforts of our staff at all levels. They are a group of professionals who are constantly working to improve your Company and enhancing your investment. A final thanks goes to you, our shareholders, we acknowledge and appreciate your support. We would hope that you have an account relationship with us, however, if you do not, we invite you to visit one of our conveniently located offices and have a member of our staff show you the level of service that our customers have come to expect and enjoy.

James R. Cooke, Jr.
Chairman of the Board

P. Douglas Richard
President & CEO

Executive Management



P. Douglas Richard
President & CEO



R. Jerry Giles
Senior Vice President
Chief Financial Officer



Chris P. Kyriakides
Senior Vice President
Regional President



Norman C. (Butch) Smiley, III
Senior Vice President
Chief Lending Officer



Benny N. Werner
Senior Vice President
Retail Banking

Board of Directors

Charles F. Andersen, M.D. Dr. Andersen is an orthopedic surgeon in private practice in Waynesboro, Virginia.

James R. Cooke, Jr.,D.D.S. Dr. Cooke has been a practicing dentist in Staunton, Virginia since 1965.

Charles W. Fairchilds. Mr. Fairchilds has been the President of Allied Ready Mix in Waynesboro, Virginia since 1987.

Jane C. Hickok. Mrs. Hickok was elected Vice Chairman of the Board in October 1994. She retired as President and Chief Executive Officer of Community Bank in October 1994 after serving since 1984. Mrs. Hickok also retired as President and Chief Executive Officer of Community Financial Corporation in January 1995, but continues to serve as a director of Community Financial and Community Bank. Mrs. Hickok was elected as a director of Community Bank in 1983 and as a director of Community Financial in 1990 when it became the holding company of Community Bank.



Pictured front row, left to right:
James R. Cooke, Jr., D.D.S., P. Douglas Richard,

Back row, left to right: Morgan N. Trimyer, Jr., Jane C. Hickok, Charles F. Andersen, M.D., Dale C. Smith, Charles W. Fairchilds,

P. Douglas Richard. Mr. Richard was appointed the Acting President and Chief Executive Officer of Community Financial and Community Bank on January 12, 2000, and became the President and Chief Executive Officer of Community Financial and Community Bank on April 26, 2000. He was appointed to the Board of Directors of Community Financial on April 26, 2000. From January 1, 1997, to January 12, 2000, Mr. Richard was a Senior Vice President of Community Bank. From December 1993 to January 1996 he was President and Chief Executive Officer of Seaboard Bancorp.

Dale C. Smith. Mr. Smith was the General Manager and Chief Executive Officer of Augusta Cooperative-Farm Bureau, Inc., a farm supply and retail store, for thirty-nine years until his retirement September 1, 2002.

Morgan N. Trimyer, Jr. In January 2001, Mr. Trimyer joined Bankers Insurance, LLC., an insurance company located in Richmond, Virginia, as a Vice President and the Director of Marketing. Mr. Trimyer served as Vice President and Partner of Welton, Duke & Hawks, Inc., an insurance company headquartered in Portsmouth, Virgnia from 1984 until January 2001. He was also Vice President of Valley Insurance Agency, Inc. located in Lexington, Virginia.

Hampton Roads Board of Directors



Pictured front row, left to right:

Chris P. Kyriakides
P. Douglas Richard

Back row, left to right:

Morgan N. Trimyer, Jr.
Leslie Watson
William R. Waddell
Robert M. Thornton
Berard Harrison

Not pictured:
James R. Cooke, Jr.

Introduction

Community Financial Corporation ("Community Financial") is a Virginia corporation. Certain of the information presented herein relates to Community Bank, a wholly owned subsidiary of Community Financial, and Community First Mortgage Corporation, a former wholly owned subsidiary of Community Bank. References in this Annual Report to "we", "us" and "our" refer to Community Financial and/or Community Bank as the context requires.

Community Financial and Community Bank, like all thrift institutions and their holding companies, are subject to comprehensive regulation, examination and supervision by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

Our net income is primarily dependent on the difference or spread between the average yield earned on loans and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. Like other financial institutions, we are subject to interest rate risk to the degree that our interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than interest-earning assets, primarily loans with longer term maturities than deposits and borrowings. While having liabilities that mature or reprice more frequently on average than assets may be beneficial in times of declining interest rates, such an asset/liability structure may result in lower net income or net losses during periods of rising interest rates, unless offset by other noninterest income. Our net income is also affected by, among other things, gains on sale of loans, mortgage-backed securities and investment securities, fee income, provision for loan and real estate losses, operating expenses and income taxes.

Critical Accounting Policies

General

The Corporation's financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan portfolio. Actual losses could differ significantly from the historical factors that we use. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) Statement of Financial Accounting Standard ("SFAS") No.5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable and (ii) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

We maintain an allowance for loan losses to provide for estimated probable losses in our loan portfolio. Management determines the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. Management reviews the adequacy of the allowance at least quarterly, utilizing its internal loan classification system. Management believes that the allowance for loan losses was adequate at March 31, 2004. Although management believes it uses the best information available, future adjustments to the allowance may be necessary.

Asset/Liability Management

Management believes it is important to manage the relationship between interest rates and the effect on our net portfolio value. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Management of our assets and liabilities is done within the context of the marketplace, but also within limits established by the board of directors on the amount of change in net portfolio value which is acceptable given certain interest rate changes.

Presented in the following table, as of March 31, 2004 and 2003, is an analysis of our interest rate risk as measured by changes in net portfolio value for instantaneous and sustained parallel shifts in the yield curve and compared to our board policy limits. Information is presented in accordance with Office of Thrift Supervision regulations and based on its assumptions. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position. As illustrated in the table, net portfolio value is not significantly impacted by rising or falling rates as of the dates indicated.

Change in Interest Rate (Basis Points)	Board Limit NPV as % of Assets	March 31, 2004		March 31, 2003	
		$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV
		(Dollars in Thousands)			
+300	6%	**$-2,286**	**-6%**	$-1,403	-4%
+200	7	**-943**	**-2**	-527	-1
+100	8	**- 92**	**0**	-41	0
-0-	9	**---**	**---**	---	---
-100	8	**-381**	**-1**	-588	-2

Management generally works to maintain a neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. A significant effort has been made to reduce the duration and average life of our interest-earning assets. As of March 31, 2004, approximately 58% of our gross loan portfolio consisted of loans which reprice during the life of the loan. We emphasize adjustable-rate mortgage loans and have increased our portfolio of short-term consumer loans. Longer term fixed-rate mortgage loans, 15 to 30 years, are generally sold in the secondary market.

On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing non-interest bearing or low interest deposit products and maintaining competitive pricing on longer term certificates of deposit. We have also used Federal Home Loan Bank advances to provide funding for loan originations and to provide liquidity as needed.

In managing our asset/liability mix depending on the relationship between long- and short-term interest rates, market conditions, and consumer preference, we may place somewhat greater emphasis on maximizing our net interest income than on strictly matching the interest rate sensitivity of our assets and liabilities. We believe the increased net income that may result from an acceptable mismatch in the actual maturity or repricing of our asset and liability portfolio can provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. We have established limits, which may change from time to time, on the level of acceptable interest rate risk. There can be no assurance, however, that in the event of an adverse change in interest rates, our efforts to limit interest rate risk will be successful.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

Average Balances, Interest Rates and Yields

The following table sets forth certain information relating to categories of our interest-earning assets and interest-bearing liabilities for the periods indicated. All average balances are computed on a monthly basis. Non-accruing loans have been included in the table as loans carrying a zero yield.

Year Ended March 31,

	2004			2003			2002		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
				(Dollars in Thousands)					
Interest-Earning Assets									
Loans	$259,567	$15,666	6.04%	$235,125	$16,051	6.83%	$215,598	$16,870	7.82%
Investment securities and other investments..................	40,932	1,858	4.54	34,451	1,610	4.67	34,270	2,071	6.04
Total interest-earning assets.........	300,499	17,524	5.83	269,576	17,661	6.55	249,868	18,941	7.58
Non-interest earning assets	10,378			10,814			9,253		
Total assets	$310,877			$280,390			$259,121		
Interest-Bearing Liabilities									
Deposits.......................................	$253,056	5,184	2.05	$225,576	6,296	2.79	185,039	7,450	4.03
FHLB advances and other borrowings.........................	28,925	358	1.24	25,391	450	1.77	45,929	1,607	3.50
Total interest-bearing liabilities	281,981	5,542	1.97	250,967	6,746	2.69	230,968	9,057	3.92
Other Liabilities	920			2,096			2,141		
Total Liabilities	282,901			253,063			233,109		
Stockholders' equity	27,976			27,327			26,012		
Total liabilities and stockholders' equity	$310,877			$280,390			$259,121		
Net interest income/interest rate spread		$11,982	3.86		$10,915	3.86		$9,884	3.66
Net interest-earning assets/net yield on interest-earning assets	$18,518		3.99	$18,609		4.05	$18,900		3.96
Percentage of interest-earning assets to interest-bearing liabilities	106.57%			107.41%			108.18%		

Rate/Volume Analysis

The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected our interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total changes in rate and volume. The combined effect of changes in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended March 31,					
	2004 v. 2003			2003 v. 2002		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
			(Dollars in Thousands)			
Interest-Earning Assets						
Loans	$ 1,475	$(1,860)	$ (385)	$ 1,333	(2,152)	$ (819)
Investment securities and other investments	294	(46)	248	8	(469)	(461)
Total interest-earning assets	$ 1,769	$(1,906)	$ (137)	$ 1,341	$(2,621)	$(1,280)
Interest-Bearing Liabilities						
Deposits	$ 563	$(1,675)	$(1,112)	$ 1,131	$(2,285)	$(1,154)
FHLB advances and other borrowings	44	(136)	(92)	(364)	(793)	(1,157)
Total interest-bearing liabilities	$ 607	$(1,811)	$(1,204)	$ 767	$(3,078)	$(2,311)
Net interest income			$ 1,067			$ 1,031

Asset Quality

Asset quality is an important factor in the successful operation of a financial institution. The loss of interest income and principal that may result from non-performing assets has an adverse effect on earnings, while the resolution of those assets requires the use of capital and managerial resources.

At March 31, 2004, total non-performing assets, consisting of non-performing loans and real estate owned, were $1,734,000 or .51% of total assets compared to $1,885,000 or .63% at March 31, 2003. Non-performing assets at March 31, 2004 were comprised primarily of single family residential properties delinquent 90 days or more. At March 31, 2004, the largest property in non-performing assets was a residential and agricultural real estate loan with an approximate value of $410,000. Based on current market values of the collateral securing these loans, management anticipates no significant losses in excess of the reserves for losses previously recorded. Due to an uncertain real estate market and the economy in general, no assurances can be given that our level of non-performing assets may not increase in the future.

We maintain an allowance for loan losses to provide for estimated potential losses in our loan portfolio. We determine the level of reserves based on loan performance, the value of the collateral, economic and market conditions, and previous experience. We review the adequacy of the allowance at least quarterly, utilizing our internal loan classifications system. During fiscal 2004, we increased our allowance for loan losses $705,000, net to $2,646,000. Management believes that the loan loss allowance is adequate. We had net charge-offs of $140,000, $186,000, and $175,000 for the years ended March 31, 2004, 2003 and 2002,

respectively. The decrease in net charge-offs from 2003 to 2004 is related primarily to decreased charge-offs on consumer loans. While consumer loans provide a greater yield they generally have a higher rate of charge-offs than mortgage loans. Although management believes it uses the best information available, future adjustments to the allowance may be necessary.

Financial Condition

Total assets increased $39.0 million to $336.9 million at March 31, 2004 as a result of increases in both investment securities of $4.1 million and in loans of $30.0 million. These increases were funded by both a $13.0 million increase in deposits and a $24.0 million increase in borrowings. The increase in deposits is reflected primarily in increased demand deposits of $6.0 million and time deposits of $7.0 million. Management believes the increase in time and demand deposits is primarily attributable to maintaining competitive pricing. The increase in loans receivable was due primarily to competitive pricing on both mortgage and consumer loans.

Stockholders' equity increased $2.9 million to $29.3 million at March 31, 2004 compared to March 31, 2003. The increase was the result of $3.5 million of net income and proceeds from option exercises offset by dividends paid to stockholders of $808,000.

Results of Operations

Our results of operations depend primarily on the level of our net interest income and noninterest income and the level of our operating expenses. Net interest income depends upon the value of interest-earning assets and interest-bearing liabilities and the interest rate earned or paid on them.

Comparison of Years ended March 31, 2004 and 2003

General. Net income for the year ended March 31, 2004 was $3,482,000 or $1.63 diluted earnings per share compared to $2,906,000 or $1.33 diluted earnings per share for the year ended March 31, 2003. Net income increased due primarily to an increase in net interest income of $1.1 million.

Our return on average assets was 1.12% for the fiscal year ended 2004 and 1.03% for the fiscal year 2003. Return on average equity was 12.45% for fiscal year ended 2004 compared to 10.96% for fiscal year 2003. Average equity to average assets was 9.31% for the fiscal year ended 2004 compared to 9.94% for the fiscal year ended 2003. We paid dividends to stockholders of $808,000 during 2004 and $754,000 during fiscal 2003 representing a dividend payout ratio of 23.22% and 25.95% respectively.

Interest Income.

Total interest income decreased to $17,524,000 for the year ended March 31, 2004 as compared to $17,661,000 for the year ended March 31, 2003. The decrease in total interest income can be attributed to a decrease in the yield on interest earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $24.4 million in loans receivable. Average yields on total interest-earning assets decreased from 6.55% in fiscal 2003 to 5.83% for the current fiscal year due primarily to a lower interest rate environment.

Interest Expense.

Total interest expense decreased to $5,542,000 for the year ended March 31, 2004 from $6,746,000 for the year ended March 31, 2003. The decrease in total interest expense is primarily attributable to a decrease in the cost of interest bearing liabilities. The cost of funds decreased from 2.69% for the year ended March 31, 2003 to 1.97% for the current year. The increase in deposit balances was due primarily to increases in demand deposits for the current fiscal year.

Provision for Loan Losses.

The provision for loan losses increased to $846,000 for the fiscal year ended March 31, 2004 from $451,000 for the fiscal year ended March 31, 2003 due both to an increase in loan growth and in allowances for certain mortgage loans for fiscal 2004. We monitor our loan loss allowance on a quarterly basis and make allocations as necessary. Management believes that the level of our loan loss allowance is adequate. As of March 31, 2004, the total allowance for loan losses amounted to $2,646,000. At March 31, 2004, our allowance as a percentage of total loans receivable was .95% and as a percentage of total non-performing loans was 153%.

Noninterest Income.

Noninterest income decreased to $3,225,000 in fiscal 2004 as compared to $3,650,000 for the year ended March 31, 2003, primarily due to decreased fees and gain on sale of loans related to the sale of the Bank's mortgage subsidiary in June 2003.

Noninterest Expense.

Total noninterest expense decreased to $9,684,000 for the year ended March 31, 2004 from $9,954,000 for the year ended March 31, 2003 due primarily to decreased compensation expense related to the sale of the Bank's mortgage subsidiary in June 2003 offset by an increase in data processing costs.

Taxes.

Total taxes decreased to $1,195,000 during the year ended March 31, 2004 from $1,254,000 during fiscal 2003. The decrease in taxes can be attributed to a one-time rehabilitation tax credit of approximately $391,000 received during fiscal 2004. The effective tax rate for the year ended March 31, 2004 was 25.6% compared to 30.1% for fiscal 2003.

Comparison of Years ended March 31, 2003 and 2002

General. Net income for the year ended March 31, 2003 was $2,906,000 or $1.33 diluted earnings per share compared to $2,607,000 or $1.14 diluted earnings per share for the year ended March 31, 2003. Net income increased due primarily to an increase in net interest income of $1.0 million.

 Our return on average assets was 1.03% for the fiscal years ended 2003 and 2002. Return on average equity was 10.96% for fiscal year ended 2003 compared to 10.01% for fiscal year 2002. Average equity to average assets was 9.94% for the fiscal year ended 2003 compared to 10.27% for the fiscal year ended 2002. We paid dividends to stockholders of $754,000 during 2003 and $732,000 during fiscal 2002 representing a dividend payout ratio of 25.95% and 28.08% respectively.

Interest Income.

Total interest income decreased to $17,661,000 for the year ended March 31, 2003 as compared to $18,941,000 for the year ended March 31, 2002. The decrease in total interest income can be attributed   to a decrease in the yield on interest earning assets offset by an increase in the average dollar volume of interest-earning assets, primarily $19.5 million in loans receivable. Average yields on total interest-earning assets decreased from 7.58% in fiscal 2002 to 6.55% for the fiscal year March 31, 2003 due primarily to a lower rate environment.

Interest Expense.

Total interest expense decreased to $6,746,000 for the year ended March 31, 2003 from $9,057,000 for the year ended March 31, 2002. The decrease in total interest expense is primarily attributable to a decrease in the cost of interest bearing liabilities. The cost of funds decreased from 3.92% for the year ended March 31, 2002 to 2.69% for the fiscal year 2003. The increase in deposit balances was due primarily to increases in demand deposits for the fiscal year 2003.

Provision for Loan Losses.

The provision increased to $451,000 for the fiscal ended March 31, 2003 from $373,000 for the fiscal year ended March 31, 2002 due both to an increase in loan growth and an increase in nonmortgage loan charge-offs for fiscal 2003. As of March 31, 2003, the total allowance for loan losses amounted to $1,940,000. At March 31, 2003, our allowance as a percentage of total loans receivable was .79% and as a percentage of total non-performing loans was 105%.

Noninterest Income.

Noninterest income increased to $3,650,000 in fiscal 2003 as compared to $3,382,000 for the year ended March 31, 2002, primarily due to increased fees on sale of secondary mortgage loans by the Bank's mortgage subsidiary.

Noninterest Expense.

Total noninterest expense increased to $9,954,000 for the year ended March 31, 2003 from $9,164,000 for the year ended March 31, 2002 due primarily to an increase in compensation expense and data processing expense associated with the opening of a new branch during 2003.

Taxes.

Total taxes increased to $1,254,000 during the year ended March 31, 2003 from $1,123,000 during fiscal 2002. The effective tax rate for the years ended March 31, 2003 and 2002 was 30.1%.

Liquidity and Capital Resources

Our principal sources of funds are customer deposits, advances from the Federal Home Loan Bank of Atlanta, amortization and prepayment of loans, proceeds from the sale of loans and funds provided from operations. Management maintains investments in liquid assets based upon its assessment of (i) our need for funds, (ii) expected deposit flows, (iii) the yields available on short-term liquid assets, (iv) the liquidity of our loan portfolio and (v) the objectives of our asset/liability management program.

Liquidity represents our ability to meet our on-going funding requirements for contractual obligations, the credit needs of customers, withdrawal of customers' deposits and operating expenses.

Our dominant source of funds during the year ended March 31, 2004 was from Federal Home Loan Bank advances which increased by $24.0 million.

Our cash decreased $342,000 from $4.8 million at March 31, 2003 to $4.5 million at March 31, 2004. The decrease in cash was related to the increase in loans and investment securities.

At March 31, 2004, we had commitments to purchase or originate $16.9 million of loans. Certificates of deposit scheduled to mature in one year or less at March 31, 2004 totaled $70.1 million. Based on our historical experience, management believes that a significant portion of such deposits will remain with us. Management further believes that loan repayments and other sources of funds will be adequate to meet our foreseeable short- and long-term liquidity needs.

At March 31, 2004, we had tangible and core capital of 7.65% of adjusted total assets, which was in excess of their respective requirements of 1.5% and 4.0%. We also had risk-based capital of 11.41% of risk weighted assets, which also exceeded its requirement of 8.0%. The Bank was considered "well capitalized" as of March 31, 2004.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or the same magnitude as the price of goods and services. In the current interest-rate environment, equity, maturity structure and quality of our assets and liabilities are critical to the maintenance of acceptable performance levels.

Off-Balance Sheet Arragements

As of March 31, 2004, we have not participated in any material unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special entities. The Corporation does have significant commitments to fund loans in the ordinary course of business. Such commitments and resulting off-balance sheet risk are further discussed in Note 15 to the consolidated financial statements.

Accounting Pronouncements

For a discussion of certain accounting pronouncements implemented by us during fiscal 2004 and new pronouncements which will be implemented in the future, see Summary of Accounting Policies accompanying the Consolidated Financial Statements.

Forward-Looking Statements

This document, including information incorporated by reference, contains, and future filings by Community Financial Corporation on Form 10-KSB, Form 10-QSB and Form 8-K and future oral and

Community Financial Corporation

written statements by Community Financial Corporation and its management may contain, forward-looking statements about Community Financial Corporation which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, including revenue creation, lending origination, operating efficiencies, loan sales, charge-offs and loan loss provisions, growth opportunities, interest rates, acquisition and divestiture opportunities, and synergies, efficiencies, cost savings and funding advantages. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, and investors must recognize that actual results may differ from those expressed or implied in the forward-looking statements. Accordingly, Community Financial Corporation cautions readers not to place undue reliance on any forward-looking statements.

Many of these forward-looking statements appear in this document in the President's letter and Management's Discussion and Analysis. Words such as may, could, should, would, believe, anticipate, estimate, expect, intend, plan and similar expressions are intended to identify these forward-looking statements. The important factors discussed below, as well as other factors discussed elsewhere in this document and factors identified in our filings with the Securities and Exchange Commission and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document. Among the factors that could cause our actual results to differ from these forward-looking statements are:

- the strength of the United States economy in general and the strength of the local economies in which we conduct our operations; general economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in the credit quality of our loans and other assets;
- the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
- financial market, monetary and interest rate fluctuations, particularly the relative relationship of short-term interest rates to long-term interest rates;
- the timely development of and acceptance of new products and services of Community Financial Corporation and Community Bank, and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- the impact of changes in financial services laws and regulations (including laws concerning taxes, accounting standards, banking, securities and insurance); legislative or regulatory changes may adversely affect the business in which we are engaged;
- the impact of technological changes;
- changes in consumer spending and saving habits; and
- our success at managing the risks involved in the foregoing.



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Community Financial Corporation
Staunton, Virginia

We have audited the accompanying consolidated balance sheets of Community Financial Corporation and Subsidiary
as of March 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash
flows for the years ended March 31, 2004, 2003 and 2002. These financial statements are the responsibility of the
Corporation's management. Our responsibility is to express an opinion on these financial statements based on our
audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board
(United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evi-
dence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating the overall financial
statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the
financial position of Community Financial Corporation and Subsidiary as of March 31, 2004 and 2003, and the
results of their operations and their cash flows for the years ended March 31, 2004, 2003 and 2002 in conformity
with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
April 9, 2004

50 S. Cameron St.
P.O. Box 2560
Winchester, VA 22604
(540) 662-3417

Offices located in: Winchester, Middleburg, Leesburg, and Culpeper, Virginia
Member: American Institute of Certified Public Accountants / Virginia Society of Certified Public Accountants

Our Name
Really Does **Say It All.** 13

Community Financial Corporation and Subsidiary

Consolidated Balance Sheets

March 31,	2004	2003
Assets		
Cash (including interest bearing deposits of **$1,658,488**		
and $2,299,286)	$ 4,493,661	$ 4,836,129
Securities		
Held to maturity (fair value approximates **$20,998,373**		
and $21,671,024)	20,648,291	21,028,862
Available for sale, at fair value	15,012,833	10,522,566
Restricted investment in Federal Home Loan Bank stock, at cost	2,300,000	1,700,000
Loans receivable, net of allowance for loan losses of		
$2,645,765 and $1,940,425	279,301,167	245,638,070
Loans held for sale	-	3,669,914
Real estate owned, net	621,363	719,935
Property and equipment, net	7,280,604	7,464,889
Accrued interest receivable	1,317,129	1,359,631
Prepaid expenses and other assets	5,972,367	1,051,313
Total assets	$ 336,947,415	$ 297,991,309
Liabilities and Stockholders' Equity		
Liabilities		
Deposits	$ 260,230,949	$ 247,212,193
Advances from Federal Home Loan Bank	46,000,000	22,000,000
Securities sold under agreement to repurchase	428,920	773,725
Advance payments by borrowers for taxes and insurance	136,316	185,416
Other liabilities	882,695	1,477,827
Total liabilities	307,678,880	271,649,161
Commitments and Contingencies	-	-
Stockholders' Equity		
Preferred stock, $.01 par value, authorized 3,000,000		
shares, none outstanding	-	-
Common stock, $.01 par value, 10,000,000 authorized		
shares, **2,078,906** and 2,064,347 shares outstanding	20,789	20,643
Additional paid-in capital	4,230,512	4,065,694
Retained earnings	23,017,148	20,343,660
Accumulated other comprehensive income, net	2,000,086	1,912,151
Total stockholders' equity	29,268,535	26,342,148
Total liabilities and stockholders' equity	$ 336,947,415	$ 297,991,309

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Income

Year Ended March 31,	2004	2003	2002
Interest and dividend income			
Loans	$ **15,665,992**	$ 16,050,771	$ 16,869,736
Investment securities	**1,054,701**	1,019,061	1,453,478
Other investments	**802,937**	591,166	618,098
Total interest and dividend income	**17,523,630**	17,660,998	18,941,312
Interest expense			
Deposits	**5,183,608**	6,295,618	7,449,753
Borrowed money	**358,309**	450,606	1,607,377
Total interest expense	**5,541,917**	6,746,224	9,057,130
Net interest income	**11,981,713**	10,914,774	9,884,182
Provision for loan losses	**845,577**	450,836	372,708
Net interest income after provision for loan losses	**11,136,136**	10,463,938	9,511,474
Noninterest income			
Service charges, fees and commissions	**2,596,184**	3,192,424	3,006,799
Gain on sale of loans	**86,633**	297,965	279,843
Gain on sale of subsidiary	**241,066**	-	-
Other	**301,260**	159,172	95,321
Total noninterest income	**3,225,143**	3,649,561	3,381,963
Noninterest expense			
Compensation and employee benefits	**5,255,934**	5,806,295	4,913,086
Occupancy	**1,367,910**	1,358,019	1,323,565
Data processing	**1,296,186**	1,056,982	828,848
Advertising	**369,103**	375,993	302,791
Professional fees	**227,977**	175,566	356,599
Deposit insurance	**38,352**	35,726	32,752
Other	**1,128,861**	1,145,563	1,405,952
Total noninterest expense	**9,684,323**	9,954,144	9,163,593
Income before income taxes	$ **4,676,956**	$ 4,159,355	$ 3,729,844
Income taxes	**1,195,072**	1,253,563	1,122,648
Net income	$ **3,481,884**	$ 2,905,792	$ 2,607,196
Earnings per share			
Basic	$ **1.68**	$ 1.34	$ 1.14
Diluted	$ **1.63**	$ 1.33	$ 1.14

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Stockholders' Equity
Balance, March 31, 2001	$ 23,488	$ 4,500,450	$ 19,144,552	$ 2,136,199	$ 25,804,689
Comprehensive income:					
Net income	–	–	2,607,196	–	2,607,196
Change in unrealized gain on available for sale securities, net of tax	–	–	–	(13,607)	(13,607)
Total comprehensive income	–	–	–	–	2,593,589
Cash dividends, $.32 per share	–	–	(732,079)	–	(732,079)
Exercise of stock options	10	9,740	–	–	9,750
Repurchase of stock (96,685 shares)	(967)	(183,701)	(796,171)	–	(980,839)
Balance, March 31, 2002	22,531	4,326,489	20,223,498	2,122,592	26,695,110
Comprehensive income:					
Net income	–	–	2,905,792	–	2,905,792
Change in unrealized gain on available for sale securities, net of tax	–	–	–	(210,441)	(210,441)
Total comprehensive income	–	–	–	–	2,695,351
Cash dividends, $.35 per share	–	–	(754,197)	–	(754,197)
Exercise of stock options	115	119,775	–	–	119,890
Repurchase of stock (200,300 shares)	(2,003)	(380,570)	(2,031,433)	–	(2,414,006)
Balance, March 31, 2003	20,643	4,065,694	20,343,660	1,912,151	26,342,148
Comprehensive income:					
Net income	–	–	3,481,884	–	3,481,884
Change in unrealized gain on available for sale securities, net of tax	–	–	–	87,935	87,935
Total comprehensive income	–	–	–	–	3,569,819
Cash dividends, $.39 per share	–	–	(808,396)	–	(808,396)
Exercise of stock options	170	217,276	–	–	217,446
Repurchase of stock (2,441 shares)	(24)	(52,458)	–	–	(52,482)
Balance, March 31, 2004	$ 20,789	$ 4,230,512	$ 23,017,148	$ 2,000,086	$ 29,268,535

See accompanying summary of accounting policies and notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended March 31,	2004	2003	2002
Operating activities			
Net income	$3,481,884	$ 2,905,792	$ 2,607,196
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	845,577	450,836	372,708
Depreciation	779,401	737,630	683,259
Gain on sale of loans	(86,633)	(297,965)	(279,843)
Gain on sale of subsidiary	(241,066)	-	-
Amortization of premium and accretion of discount on securities, net	13,687	42,302	(111,759)
Increase (decrease) in net deferred loan origination fees	349,931	(23,850)	(56,390)
Loans originated for sale	(24,745,863)	(72,357,946)	(77,568,899)
Proceeds from loan sales	27,228,266	73,395,119	77,447,633
Deferred income tax (benefit) expense	(301,847)	60,260	(218,567)
(Increase) decrease in other assets	121,448	(74,780)	376,696
Increase (decrease) in other liabilities	(396,280)	(1,534,480)	778,524
Net cash provided by operating activities	$7,048,505	$ 3,302,918	$ 4,030,558

Year Ended March 31,	2004	2003	2002
Investing activities			
Proceeds from maturities of held to maturity securities	$ **21,674,216**	$ 9,520,000	$ 25,240,000
Purchase of held to maturity securities	**(21,253,437)**	(13,817,361)	(11,996,864)
Purchase of available for sale securities	**(4,402,332)**	(2,462,500)	–
Net increase in loans	**(35,972,568)**	(27,399,577)	(10,587,213)
Proceeds from sale of subsidiary	**1,515,210**	–	–
Purchase of property and equipment	**(595,116)**	(2,781,336)	(277,422)
Improvements to other real estate owned	**–**	–	(49,096)
Proceeds from sale of real estate owned	**1,212,535**	915,715	1,075,232
Purchase of bank-owned life insurance	**(5,000,000)**	–	–
Redemption of FHLB stock	**–**	900,000	650,000
Purchase of FHLB stock	**(600,000)**	–	(100,000)
Net cash provided (absorbed) by investing activities	**(43,421,492)**	(35,125,059)	3,954,637
Financing activities			
Net increase (decrease) in certificates of deposit	$ **7,018,418**	$ 4,461,065	$ (534,215)
Net increase in savings and checking deposits	**6,000,338**	38,215,672	30,762,199
Proceeds from issuance of common stock	**217,446**	119,890	9,750
Repurchase of stock	**(52,482)**	(2,414,006)	(980,839)
(Decrease) in securities sold under agreements to repurchase	**(344,805)**	(177,080)	(3,471,584)
Dividends paid	**(808,396)**	(754,197)	(732,079)
Proceeds from (repayments of) advances	**24,000,000**	(6,000,000)	(35,000,000)
Net cash provided (absorbed) by financing activities	**36,030,519**	33,451,344	(9,946,768)
Increase (decrease) in cash and cash equivalents	**(342,468)**	1,629,203	(1,961,573)
Cash and cash equivalents – beginning of year	**4,836,129**	3,206,926	5,168,499
Cash and cash equivalents – end of year	$ **4,493,661**	$ 4,836,129	$ 3,206,926
Supplemental Disclosure of Cash Flow Information			
Cash payments of interest expense	$ **5,545,253**	$ 7,903,965	$ 7,846,883
Cash payments of income taxes	$ **1,818,789**	$ 1,547,515	$ 1,442,418
Supplemental Schedule of Non-Cash Investing and Financing Activities			
Net change in unrealized gain on securities available for sale	$ **141,830**	$ (339,421)	$ (21,947)
Transfers from loans to real estate acquired through foreclosure	$ **1,113,963**	$ 768,205	$ 1,386,996

See accompanying summary of accounting policies and notes to consolidated financial statements.

Summary of Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Community Financial Corporation (the "Corporation") and its wholly-owned subsidiary, Community Bank (the "Bank") and Community First Mortgage Corporation ("Community First Mortgage"), a wholly-owned subsidiary of the Bank. Community First Mortgage was sold on June 30, 2003. All material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Business and Regulatory Environment

The Bank is a federally chartered savings association and the primary asset of the Corporation. The Bank provides a full range of banking services to individual and corporate customers through its wholly-owned subsidiary. Community First Mortgage originates mortgage loans to sell to third party investors.

The Office of Thrift Supervision ("OTS") is the primary regulator for federally chartered savings associations, as well as well as savings and loan holding companies.

The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC has specific authority to prescribe and enforce such regulations and issue such orders as it deems necessary to prevent actions or practices by savings associations that pose a serious threat to the SAIF.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") was effective January 1, 1993. FDICIA contains provisions which allow regulators to impose prompt corrective action on undercapitalized institutions in accordance with a categorized capital-based system.

Estimates

In preparing consolidated financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets (liabilities).

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits and federal funds sold.

Securities

Investments in debt securities classified as held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts using the level yield method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their market value below amortized cost. Investment in Federal Home Loan Bank stock is stated at cost.

Investments in debt and equity securities classified as available for sale are stated at market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effect, until realized.

Declines in the fair value of held to maturity and available for sale securities below their costs that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are determined using the specific identification method.

Loans Receivable

Loans receivable consists primarily of long-term real estate loans secured by first deeds of trust on single family residences, other residential property, commercial property and land located primarily in the state of Virginia. Interest income on mortgage loans is recorded when earned and is recognized based on the level yield method. The Corporation provides an allowance for accrued interest deemed to be uncollectible, which is netted against accrued interest receivable in the consolidated balance sheets.

The Bank defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments. Any unamortized net fees on loans fully repaid or sold are recognized as income in the year of repayment or sale.

The Bank places loans on nonaccrual status after being delinquent greater than 90 days or earlier if the Bank becomes aware that the borrower has entered bankruptcy proceedings, or in situations in which the loans have developed inherent problems prior to being 90 days delinquent that indicate payments of principal or interest will not be made in full. Whenever the accrual of interest is stopped, previously accrued but uncollected interest income is reversed. Thereafter, interest is recognized only as cash is received until the loan is reinstated to accrual status.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb future loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, past loan loss experience, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating future loan losses. Additions to the allowance are charged to operations. Loans are charged-off partially or wholly at the time management determines collectibility is not probable. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Corporation's regulators.

The allowance for loan losses related to loans identified as impaired is primarily based on the excess of the loan's current outstanding principal balance over the estimated fair market value of the related collateral. A loan is considered to be impaired when it is probable that the Corporation will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. A performing loan may be considered impaired. For a loan that is not collateral-dependent, the allowance is recorded at the amount by which the outstanding principal balance exceeds the current best estimate of the future cash flows on the loan discounted at the loan's original effective interest rate.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

For impaired loans that are on nonaccrual status, cash payments received are generally applied to reduce the outstanding principal balance. However, all or a portion of a cash payment received on a nonaccrual loan may be recognized as interest income to the extent allowed by the loan contract, assuming management expects to fully collect the remaining principal balance on the loan.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of fair value, less selling costs, or the balance of the loan on the property at the date of foreclosure. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated net realizable value.

Sale of Loans and Participation in Loans

The Corporation is able to generate funds by selling loans and participations in loans to the Federal Home Loan Mortgage Corporation and other investors. Under participation service agreements, the Corporation continues to service the loans and the participant is paid its share of principal and interest collections.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Provisions for depreciation are computed using the straight-line method over the estimated useful lives of the individual assets. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred. Estimated useful lives are three to ten years for furniture and equipment and five to fifty years for buildings and improvements.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary difference between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options and are determined using the treasury stock method.

Advertising Costs

The Corporation follows the policy of charging the costs of advertising to expense as incurred.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. The provisions of the Statement were effective December 31, 2002. Management currently intends to continue to account for stock-based compensation under the intrinsic value method set forth in Accounting Principles Board ("APB") Opinion 25 and related interpretations. For this reason, the transition guidance of SFAS No. 148 does not have an impact on the Corporation's consolidated financial position or consolidated results of operations. The Statement does amend existing guidance with respect to required disclosures, regardless of the method of accounting used. The revised disclosure requirements are presented herein.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The Interpretation elaborates on the disclosures to be made by a guarantor in its financial statements under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The recognition requirements of the Interpretation were effective beginning January 1, 2003. The initial adoption of the Interpretation did not materially affect the Corporation, and management does not anticipate that the recognition requirements of this Interpretation will have a materially adverse impact on either the Corporation's consolidated financial position or consolidated results of operations in the future.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This Interpretation provides guidance with respect to the identification of variable interest entities and when the assets, liabilities, noncontrolling interests, and results of operations of a variable interest entity need to be included in a company's consolidated financial statements. The Interpretation requires consolidation by business enterprises of variable interest entities in cases where (a) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all of the expected losses of the entity, or (b) in cases where the equity investors lack one or more of the essential characteristics of a controlling financial interest, which include the ability to make decisions about the entity's activities through voting rights, the obligations to absorb the expected losses of the entity if they occur, or the right to receive the expected residual returns of the entity if they occur. The implementation of FIN 46 did not have a significant impact on either the Corporation's consolidated financial position or consolidated results of operations. Interpretive guidance relating to FIN 46 is continuing to evolve and the Corporation's management will continue to assess various aspects of consolidations and variable interest entity accounting as additional guidance becomes available.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003 and is not expected to have an impact on the Corporation's consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of these instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. Adoption of the Statement did not result in an impact on the Corporation's consolidated financial statements.

In November 2003, the FASB's Emerging Issues Task Force (EITF) reached a consensus on a new disclosure requirement related to unrealized losses on investment securities. The new disclosure requires a table of securities which have unrealized losses as of the reporting date. The table must distinguish between those securities which have been in a continuous unrealized loss position for twelve months or more and those securities which have been in a continuous unrealized loss position for less than twelve months. The table is to include the aggregate unrealized losses of securities whose fair values are below book values as of the reporting date, and the aggregate fair value of securities whose fair values are below book values as of the reporting date. In addition to the quantitative disclosure, FASB requires a narrative discussion that provides sufficient information to allow financial statement users to understand the quantitative disclosures and the information that was considered in determining whether impairment was not other-than-temporary. The new disclosure requirements apply to fiscal years ending after December 15, 2003.

In December 2003, the FASB issued a revised version of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB Statements No. 87, 88 and 106." This Statement revises employers' disclosures about pension plans and other postretirement benefits. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, No. 88, and No. 106. This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, which it replaces. However, it requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit costs of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The disclosures for earlier annual periods presented for comparative purposes are required to be restated for (a) the percentages of each major category of plan assets held, (b) the accumulated benefit obligation, and (c) the assumptions used in the accounting for the plans. This Statement is effective for financial statements with fiscal years ending after December 15, 2003. The interim-period disclosures required by this Statement are effective for interim periods beginning after December 15, 2003.

1.   Stock-Based Employee Compensation Plan

At March 31, 2004, the Corporation had a stock-based employee compensation plan which is described more fully in Note 14. The Corporation accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Corporation had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation. In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants in 2004, 2003 and 2002; dividend rate of 2.71%, 2.78% and 2.79%, risk-free interest rate of 4.54%, 4.25% and 5.51%; expected lives of 10 years; and expected price volatility of 18.02%, 18.46% and 18.88%.

Year Ended March 31,	2004	2003	2002
Net income, as reported	$3,481,884	$2,905,792	$2,607,196
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	271,314	22,083	26,330
Pro forma net income	$3,210,570	$2,883,709	$2,580,866
Earnings per share:			
Basic - as reported	$ 1.68	$ 1.34	$ 1.14
Basic - pro forma	1.55	1.33	1.13
Diluted - as reported	1.63	1.33	1.14
Diluted - pro forma	1.50	1.32	1.13

2.   Securities

A summary of the amortized cost and estimated market values of securities is as follows:

March 31, 2004

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
United States government and agency obligations	$ 17,335,421	$ 174,931	$ –	$ 17,510,352
State and municipal obligations	3,312,870	175,151	–	3,488,021
	20,648,291	350,082	–	20,998,373
Available for Sale				
Equity securities	11,786,890	3,451,600	225,657	15,012,833
	$ 32,435,181	$3,801,682	$225,657	$36,011,206
March 31, 2003				
Held to Maturity				
United States government and agency obligations	$ 16,335,530	$ 383,430	$ 470	$ 16,718,490
State and municipal obligations	4,693,332	259,202	–	4,952,534
	21,028,862	642,632	470	21,671,024
Available for Sale				
Equity securities	7,438,453	3,084,113	–	10,522,566
	$ 28,467,315	$3,726,745	$ 470	$ 32,193,590

2.   Securities (continued)

The amortized cost and estimated market value of securities at March 31, 2004, by contractual maturity, are as follows:

	Amortized Cost	Estimated Market Value
Held to Maturity		
Due in one year or less	$ 1,390,000	$ 1,405,745
Due in one through five years	14,258,291	14,568,880
Due in more than five years	5,000,000	5,023,748
	20,648,291	20,998,373
Available for Sale		
Equity securities	11,786,890	15,012,833
	$32,435,181	$36,011,206

Securities having a market value of $1,824,418 and $2,333,896 at March 31, 2004 and 2003, respectively, were pledged by the Corporation for purposes required by law.

At March 31, 2004, investments in an unrealized loss position that are temporarily impaired are as follows:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Equity securities	$ 4,125,281	$ 225,657	$ - -	$ - -	$ 4,125,281	$ 225,657

At March 31, 2004, the Corporation owned 87,500 preferred shares of the Federal National Mortgage Association with a coupon rate of 4.75% and a par value of $50 per share that were temporarily impaired. The securities have an investment grade rating of AA or better and are temporarily impaired due to interest rate changes.

3.   Loans Receivable, Net

Loans receivable are summarized as follows

March 31,	2004	2003
Residential real estate	$121,142,826	$139,990,684
Commercial real estate	73,107,189	51,547,669
Construction and land	25,320,639	25,105,028
Commercial business	16,360,783	12,109,844
Consumer	55,939,434	26,929,473
	291,870,871	255,682,698
Less:		
Loans in process	10,479,523	8,309,856
Deferred loan fees (costs), net	(555,584)	(205,653)
Allowance for loan losses	2,645,765	1,940,425
	12,569,704	10,044,628
	$279,301,167	$245,638,070

Loans serviced for others amounted to approximately $1,374,876 and $2,402,871 at March 31, 2004 and 2003, respectively. The loans are not included in the accompanying consolidated balance sheets.

A summary of the allowance for loan losses is as follows:

Year Ended March 31,	2004	2003	2002
Balance at beginning of year	$1,940,425	$1,675,679	$1,477,649
Provision charged to expense	845,577	450,836	372,708
Losses charged to the allowance, net of recoveries	(140,237)	(186,090)	(174,678)
Balance at end of year	$2,645,765	$1,940,425	$1,675,679

Impaired loans with a valuation allowance totaled $410,284 as of March 31, 2004. The average investment in impaired loans for the year ended March 31, 2004 totaled $165,203. No interest income was recognized on these loans.

There were no impaired loans during the years ended March 31, 2003 and 2002. No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual loans excluded from impaired loan disclosure amounted to $702,506, $1,165,198 and $142,234 at March 31, 2004, 2003 and 2002, respectively. If interest on these loans had been accrued, such income would have approximated $29,094, $80,098 and $5,098 for the years ended March 31, 2004, 2003 and 2002, respectively.

4. Property and Equipment

Property and equipment are summarized as follows:

March 31,	2004	2003
Buildings	$ 6,505,452	$ 5,705,634
Land and improvements	2,182,566	2,172,933
Furniture and equipment	3,550,209	3,561,951
Construction in progress	40,395	486,669
	12,278,622	11,927,187
Less accumulated depreciation and amortization	4,998,018	4,462,298
Property and equipment, net	$ 7,280,604	$ 7,464,889

Depreciation expense for the years ended March 31, 2004, 2003 and 2002 amounted to $779,401, $737,630 and $683,259, respectively.

5. Deposits

Deposits are summarized as follows:

March 31,	2004	2003
Demand deposits		
Noninterest bearing	$ 25,491,504	$ 16,250,573
Savings accounts	52,266,951	56,178,463
NOW accounts	24,249,937	22,233,253
Money market deposit accounts	22,734,345	24,080,110
Total demand deposits	124,742,737	118,742,399
Time deposits	135,488,212	128,469,794
	$260,230,949	$ 247,212,193

The aggregate amount of time deposit accounts with a minimum denomination of $100,000 was $29,319,664 and $25,956,464 at March 31, 2004 and 2003, respectively.

Time deposits mature as follows:

Years Ended March 31,	
2005	$ 70,115,791
2006	36,285,392
2007	13,665,139
2008	9,738,235
2009	5,683,655
	$135,488,212

At March 31, 2004 and 2003, overdraft demand deposits reclassified to loans totaled $54,074 and $22,205, respectively.

Interest expense on deposits is summarized as follows:

Year Ended March 31,	2004	2003	2002
Time deposits	$ 4,189,441	$ 4,543,999	$ 6,265,873
Money market deposit and NOW accounts	390,878	559,868	623,481
Savings	603,289	1,191,751	560,399
	$ 5,183,608	$ 6,295,618	$ 7,449,753

6.   Fair Value of Financial Instruments

The estimated fair values of the Corporation's financial instruments are as follows:

| March 31, | 2004 | | 2003 | |
(In Thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 4,494	$ 4,494	$ 4,836	$ 4,836
Securities	35,661	36,011	31,551	32,194
Federal Home Loan Bank stock, restricted	2,300	2,300	1,700	1,700
Loans and loans held for sale, net	279,301	283,141	249,308	254,116
Accrued interest receivable	1,317	1,317	1,360	1,360
Financial liabilities				
Deposits	$ 260,231	$ 263,010	$ 247,212	$ 253,740
Advances from Federal Home Loan Bank	46,000	46,000	22,000	22,000
Securities sold under agreements to repurchase	429	429	774	774
Accrued interest payable	87	87	90	90

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents

For those short-term investments, the carrying amount is a reasonable estimate of fair value.

Securities

Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans held for sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities

The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from Federal Home Loan Bank

For advances that mature within one year of the balance sheet date, carrying value is considered a reasonable estimate of fair value. The fair values of all other advances are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rate for similar types of advances.

6.   Fair Value of Financial Instruments (continued)

Securities sold under agreements to repurchase

Securities sold under agreements to repurchase are treated as short-term borrowings and the carrying value approximates fair value.

Accrued interest

The carrying amounts of accrued interest approximate fair value.

Off-balance sheet instruments

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At March 31, 2004 and 2003, the carrying amounts of loan commitments and standby letters of credit were deemed immaterial.

7.   Advances from Federal Home Loan Bank

Advances from the Federal Home Loan Bank are summarized as follows:

Due in year ending March 31,

2005	$46,000,000

The weighted average interest rate on advances was 1.25% and 1.57% at March 31, 2004 and 2003, respectively. These advances are collateralized by the investment in FHLB stock and the Corporation's portfolio of first mortgage loans under a Blanket Floating Lien Agreement. Value of this collateral as of March 31, 2004 was $108,407,000.

Information related to borrowing activity from the Federal Home Loan Bank is as follows:

Year Ended March 31,	2004	2003	2002
Maximum amount outstanding during the year	$46,000,000	$30,000,000	$65,000,000
Average amount outstanding during the year	$27,721,163	$23,428,100	$44,122,346
Average interest rate during the year	1.27%	1.78%	3.48%

8.   Securities Sold Under Agreements to Repurchase

The following is a summary of certain information regarding the Bank's repurchase agreements:

Year Ended March 31,	2004	2003	2002
Balance at end of year	$ 428,920	$ 773,725	$ 950,805
Weighted average interest rate during the year	1.28%	2.09%	2.97%
Average amount outstanding during the year	$ 479,448	$1,564,676	$ 979,905
Maximum amount outstanding at any month end during the year	$ 1,008,658	$3,057,918	$ 2,091,152

9. Income Taxes

Deferred tax (liabilities), included in "Other liabilities" in the consolidated balance sheets are as follows:

March 31,	2004	2003
Deferred tax assets		
Allowance for losses	$ 1,005,391	$ 639,552
Other	48,711	18,927
	1,054,102	658,479
Deferred tax liabilities		
Depreciable assets	(360,394)	(274,797)
Unrealized gain on securities available for sale	(1,225,858)	(1,171,962)
FHLB stock	(15,521)	(18,847)
Pension	(11,505)	–
	(1,613,270)	(1,465,606)
Net deferred tax liability	$ (559,176)	$ (807,127)

The provision for income taxes charged to operations for the years ended March 31, 2004, 2003 and 2002, consists of the following:

Year Ended March 31,	2004	2003	2002
Current	$ 1,496,919	$ 1,193,303	$ 1,341,215
Deferred	(301,847)	(60,260)	(218,567)
	$ 1,195,072	$ 1,253,563	$ 1,122,648

Differences between the statutory and effective tax rates are summarized as follows:

Year Ended March 31,	2004	2003	2002
Tax at statutory rate	34.0 %	34.0 %	34.0 %
Increases (decreases) in taxes resulting from:			
State income taxes, net of federal benefit (expense)	(0.2)	2.8	2.2
Non-taxable interest and dividend received deduction	(3.5)	(2.9)	(8.0)
Rehabilitation tax credit	(3.7)	–	–
Other	(1.0)	(3.8)	1.9
	25.6 %	30.1 %	30.1 %

10. Comprehensive Income

The components of other comprehensive income (loss) are summarized as follows:

Year Ended March 31,	2004	2003	2002
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period	$ 141,830	$ (339,421)	$ (21,947)
Income tax (expense) benefit related to items of other comprehensive income	(53,895)	128,980	8,340
Other comprehensive income (loss), net of tax	$ 87,935	$ (210,441)	$ (13,607)

11. Stockholders' Equity and Regulatory Capital Requirements

Savings institutions must maintain specific capital standards that are no less stringent than the capital standards applicable to national banks. The OTS regulations currently have three capital standards including (i) a tangible capital requirement, (ii) a core capital requirement, and (iii) a risk-based capital requirement. The tangible capital standard requires savings institutions to maintain tangible capital of not less than 1.5% of adjusted total assets. The core capital standard requires a savings institution to maintain core capital of not less than 4.0% of adjusted total assets. The risk-based capital standard requires risk-based capital of not less than 8.0% of risk-weighted assets.

The following table represents the Bank's regulatory capital levels, relative to the OTS requirements applicable at that date:

March 31, 2004	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
(In Thousands)					
Tangible Capital	$5,053	1.50%	$25,761	7.65%	$20,708
Core Capital	13,477	4.00	25,761	7.65	12,284
Risk-based Capital	20,707	8.00	29,523	11.41	8,816

March 31, 2003	Amount Required	Percent Required	Actual Amount	Actual Percent	Excess Amount
Tangible Capital	$4,463	1.50%	$23,805	8.00%	$19,342
Core Capital	11,902	4.00	23,805	8.00	11,903
Risk-based Capital	17,718	8.00	27,059	12.22	9,341

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock if the effect thereof would cause the net worth of the Bank to be reduced below certain requirements imposed by federal regulations.

Capital distributions by OTS-regulated savings banks are limited by regulation ("Capital Distribution Regulation"). Capital distributions are defined to include, in part, dividends, stock repurchases and cash-out mergers. The Capital Distribution Regulation permits a "Tier 1" savings bank to make capital distributions during a calendar year equal to net income for the current year plus the previous two years' net income, less capital distributions paid over that same time period. Any distributions in excess of that amount require prior OTS notice, with the opportunity for OTS to object to the distribution. A Tier 1 savings bank is defined as a savings bank that has, on a pro forma basis after the proposed distribution, capital equal to or greater than the OTS fully phased-in capital requirement and has not been deemed by the OTS to be "in need of more than normal supervision". The Bank is currently classified as a Tier 1 institution for these purposes. The Capital Distribution Regulation requires that savings banks provide the applicable OTS District Director with a 30-day advance written notice of all proposed capital distributions whether or not advance approval is required by the regulation.

12. Earnings Per Share

During the year ended March 31, 2000, the Board of Directors authorized a stock repurchase program under which up to 5%, or 128,607 shares, of the then outstanding shares of the Corporation's stock may be repurchased. During the year ended March 31, 2001, the Board of Directors authorized an additional 10% or 244,354 shares of the Corporation's stock which may be repurchased. An additional 184,353 shares were authorized for repurchase by the Board of Directors during the fiscal year ended March 31, 2003. During the years ended March 31, 2004, 2003, and 2002, 2,441, 200,300 and 96,685 shares, respectively, were repurchased for an aggregate amount of approximately $52,482, $2,414,006 and $980,839, respectively.

Earnings per share is calculated as follows:

Year Ended March 31,	2004	2003	2002
Basic earnings per share			
Income available to common shareholders	$ 3,481,884	$ 2,905,792	$ 2,607,196
Weighted average shares outstanding	2,073,597	2,168,306	2,285,975
Basic earnings per share	$ 1.68	$ 1.34	$ 1.14

12. Earnings Per Share (continued)

Year Ended March 31,	2004	2003	2002
Diluted earnings per share			
Income available to common shareholders	$ 3,481,884	$ 2,905,792	$ 2,607,196
Weighted average shares outstanding	2,073,597	2,168,306	2,285,975
Dilutive effect of stock options	65,498	23,912	6,212
Total weighted average shares outstanding	2,139,095	2,192,218	2,292,187
Diluted earnings per share	$ 1.63	$ 1.33	$ 1.14

During the years ended March 31, 2004, 2003 and 2002, stock options representing 18,700, 62,150 and 112,700 shares were not included in the calculation of earnings per share because they would have been antidilutive. For the years presented, there was no adjustment to income for potential common shares.

13. Employee Benefit Plans

Pension Plan

The Corporation has a noncontributory defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service and final average compensation. The Corporation's funding policy is to contribute amounts to the pension trust at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA), but not in excess of the maximum tax deductible amount. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The following is a summary of information with respect to the plan:

Year Ended March 31,	2004	2003	2002
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 1,405,489	$ 1,078,895	$ 885,325
Service cost	185,765	134,360	90,161
Interest cost	87,246	73,074	64,504
Actuarial (gain) loss	(49,477)	140,433	95,585
Benefits paid	(52,733)	(21,273)	(56,680)
Benefit obligation at end of year	$ 1,576,290	$ 1,405,489	$ 1,078,895

Year Ended March 31,	2004	2003	2002
Change in plan assets:			
Fair value of plan assets at beginning of year	$ 1,156,714	$ 956,857	$ 836,978
Actual return on plan assets	64,933	59,189	52,247
Employer contribution	193,182	161,941	124,312
Benefits paid	(52,733)	(21,273)	(56,680)
Fair value of plan assets at end of year	$ 1,362,096	$ 1,156,714	$ 956,857
Funded status	(214,194)	(248,775)	(122,038)
Unrecognized net actuarial loss	267,133	310,474	162,565
Unrecognized net asset at transition	–	(8,262)	(16,529)
Unrecognized prior service cost	–	–	3,104
Prepaid pension cost	$ 53,939	$ 53,437	$ 27,102

The accumulated benefit obligation for the defined benefit pension plan was $1,109,601, $933,506 and $753,690 as of March 31, 2004, 2003 and 2002, respectively.

13. Employee Benefit Plans (continued)

Year Ended March 31,	2004	2003	2002
The components of net periodic pension costs are as follows:			
Service cost	$ 185,765	$ 134,360	$ 90,161
Interest cost	87,246	73,074	64,504
Expected return on plan assets	(84,612)	(70,933)	(60,471)
Amortization of net asset at transition	(8,262)	(8,267)	(8,267)
Amortization of prior service cost	–	3,104	3,100
Recognized net actuarial loss	13,543	4,268	–
	$ 193,680	$ 135,606	$ 89,027

The following assumed rates were used in determining the benefit obligations:

Year Ended March 31,	2004	2003	2002
Weighted average discount rate	6.50%	6.25%	7.00%
Increase in future compensation levels	5.00%	5.00%	5.00%

The following assumed rates were used in determining the net periodic pension costs:

Year Ended March 31,	2004	2003	2002
Weighted average discount rate	6.50%	6.25%	7.00%
Expected long-term rate of return on plan assets	7.50%	7.50%	7.50%
Increase in future compensation levels	5.00%	5.00%	5.00%

The measurement dates used to value the plan assets were December 31, 2004, 2003 and 2002.

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors. The rate is intended to reflect the average rate of earnings expected to be earned on the funds invested to provide plan benefits. Historical performance is reviewed with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience that may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Asset Allocation

The pension plan's weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

December 31,	2003	2002
Fixed income securities	67%	68%
Equity securities	9%	7%
Cash	24%	25%
	100%	100%

Funds are invested in a participation guarantee contract of the selected insurance company. The funds are in the general assets of the guaranteeing company which are primarily long-term bonds and long-term mortgages. Funds are guaranteed by the insurance company against failed investments. Interest is credited annually to the funds.

The Corporation expects to contribute $206,000 to its pension plan during the year ending March 31, 2005.

Employee Stock Ownership Plan

The Employee Stock Ownership and 401(k) Profit Sharing Plan (the "Plan") is a combination of a profit sharing plan with 401(k) and a stock bonus plan. The Plan provides for retirement, death, and disability benefits for all eligible employees.

An employee becomes eligible for participation after completion of one year of service. After meeting the eligibility requirements, an employee becomes a member of the Plan on the earliest January 1, April 1, July 1, or October 1 occurring on or after his or her qualification.

The contributions to the Plan are discretionary and are determined by the Board of Directors. The contributions are limited annually to the maximum amount permitted as a tax deduction under the applicable Internal Revenue Code provisions.

Profit-sharing expenses were approximately $123,900, $94,300 and $78,900 for the years ended March 31, 2004, 2003 and 2002, respectively.

Deferred Compensation Plans

During the year ended March 31, 2004, the Corporation adopted deferred compensation plans for the Board of Directors, President and four Executive Officers. Benefits are to be paid in monthly installments commencing at retirement and ending upon the death of the director or officer. The agreement provides that if board membership or employment is terminated for reasons other than death or disability prior to retirement age, the amount of benefits would be reduced. The deferred compensation expense for the year ended March 31, 2004, based on the present value of the retirement benefits, was $31,082. The plans are unfunded; however, life insurance has been acquired on the life of the employees in amounts sufficient to discharge the obligation.

14. Stock Option Plan

The Corporation has a noncompensatory stock option plan (the "Plan") designed to provide long-term incentives to employees. All options are exercisable upon grant date.

The following table summarizes options outstanding:

Year Ended March 31,	2004		2003		2002	
	Shares	**Weighted - Average Exercise Price**	Shares	Weighted - Average Exercise Price	Shares	Weighted - Average Exercise Price
Options outstanding at beginning of year	**200,150**	**$ 11.73**	204,750	$ 11.56	190,950	$ 11.60
Granted	**74,800**	**18.68**	7,000	14.52	15,000	10.88
Forfeited	**(100)**	**12.00**	(100)	12.00	(200)	12.00
Exercised	**(17,000)**	**11.28**	(11,500)	10.43	(1,000)	9.75
Options outstanding at end of year	**257,850**	**$ 13.77**	200,150	$ 11.73	204,750	$ 11.56
Weighted-average fair value of options granted during the year		**$ 4.24**		$ 3.15		$ 2.84

The following table summarizes information about stock options outstanding and exercisable at March 31, 2004:

	Options Outstanding and Exercisable		
Range of Exercise Price	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 8.25 - $ 9.90	**52,000**	**6.08**	**$ 9.58**
$10.00 - $15.63	**131,050**	**4.28**	**$14.83**
$17.50 - $18.80	**74,800**	**9.71**	**$18.68**

15. Commitments and Contingencies

The Corporation is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Corporation's exposure to credit loss is represented by the contractual amount of these commitments. The Corporation follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At March 31, 2004 and 2003, the following financial instruments were outstanding whose contract amounts represent credit risk:

	Contract Amount	
March 31,	**2004**	2003
(In Thousands)		
Commitments to grant loans	$ **16,948**	$ 17,936
Unfunded commitments under lines of credit	**21,133**	17,701
Standby letters of credit	**941**	1,418

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Corporation, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Corporation is committed.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

Leases

The Corporation is obligated under several noncancellable operating leases. Future minimum annual rental commitments under the leases are as follows:

Year Ending March 31,		Amount
2005	$	**130,548**
2006		**133,160**
2007		**135,850**
2008		**138,620**
2009		**141,474**
Thereafter		**800,832**
	$	**1,480,484**

Total lease expense was approximately **$133,000**, $271,000, and $215,000 for the years ended March 31, 2004, 2003 and 2002, respectively.

In the normal course of business, the Corporation has entered into employment or severance agreements with certain officers of the Bank.

15. Commitments and Contingencies (continued)

The Corporation maintains its cash accounts in several correspondent banks. As of March 31, 2004, deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) were approximately $1,788,000.

16. Related Party Transactions

The Corporation has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal shareholders, executive officers, their immediate families and affiliated companies in which they are principal shareholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At March 31, 2004 and 2003, these loans totaled $362,222 and $1,132,385, respectively. During the year ended March 31, 2004, total principal payments were $770,163. There were no principal additions during the year.

17. Sale of Subsidiary

On June 30, 2003, the Corporation sold Community First Mortgage. Community First Mortgage was a wholly-owned mortgage banking subsidiary of the Bank established in November 1997 for the purpose of originating and selling mortgage loans. The proceeds on the sale of this subsidiary were $1,515,210 resulting in a gain of $241,066. The results of Community First Mortgage's operations are included in the consolidated statements of income through the date of disposition.

18. Selected Quarterly Financial Data (Unaudited)

Condensed quarterly consolidated financial data is shown as follows:
(Dollars in thousands except per share data)

Year ended March 31, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$4,425	$4,322	$4,377	$4,400
Total interest expense	1,458	1,375	1,358	1,351
Net interest income	2,967	2,947	3,019	3,049
Provision for loan losses	147	98	152	449
Net interest income after provision for loan losses	2,820	2,849	2,867	2,600
Other income	1,407	592	608	618
Other expenses	2,755	2,249	2,294	2,386
Income before income taxes	1,472	1,192	1,181	832
Income tax expense	475	356	353	11
Net income	$ 997	$ 836	$ 828	$ 821
Earnings per share				
Basic	$ 0.48	$ 0.41	$ 0.40	$ 0.39
Diluted	$ 0.47	$ 0.39	$ 0.39	$ 0.38

18. Selected Quarterly Financial Data (Unaudited) (continued)

Year Ended March 31, 2003	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total interest income	$ 4,436	$ 4,427	$ 4,462	$ 4,336
Total interest expense	1,810	1,743	1,654	1,539
Net interest income	2,626	2,684	2,808	2,797
Provision for loan losses	102	72	57	219
Net interest income after provision for loan losses	2,524	2,612	2,751	2,578
Other income	759	949	994	947
Other expenses	2,207	2,458	2,571	2,719
Income before income taxes	1,076	1,103	1,174	806
Income tax expense	331	335	360	226
Net income	$ 745	$ 768	$ 814	$ 580
Earnings per share				
Basic	$ 0.33	$ 0.34	$ 0.39	$ 0.28
Diluted	$ 0.33	$ 0.34	$ 0.38	$ 0.28

19. Condensed Financial Information of the Corporation (Parent Company Only)

Condensed Balance Sheets

March 31,	2004	2003
Assets		
Investment in the Bank, at equity	$ 27,761,119	$ 25,717,213
Cash	959,198	130,253
Prepaid expenses and other assets	548,227	494,682
Total assets	$ 29,268,544	$ 26,342,148
Liabilities and Stockholders' Equity		
Liabilities, other liabilities	$ 9	$ –
Stockholders' Equity		
Common stock	20,789	20,643
Additional paid-in capital	4,230,512	4,065,694
Retained earnings	23,017,148	20,343,660
Accumulated other comprehensive income	2,000,086	1,912,151
Total stockholders' equity	29,268,535	26,342,148
Total liabilities and stockholders' equity	$ 29,268,544	$ 26,342,148

Condensed Statements of Income

Year Ended March 31,	2004	2003	2002
Income			
Dividend from Bank	$ 1,500,000	$ 3,000,000	$ 1,000,000
Interest income	96,109	47,571	45,459
Total income	1,596,109	3,047,571	1,045,459
Noninterest expenses	96,792	75,585	68,714
Income before equity in undistributed net income of the Bank	1,499,317	2,971,986	976,745
Equity in earnings of Bank, net of distributions	1,955,972	(76,828)	1,621,624
Income before income taxes	3,455,289	2,895,158	2,598,369
Income tax (benefit)	(26,595)	(10,634)	(8,827)
Net income	$ 3,481,884	$ 2,905,792	$ 2,607,196

19. Condensed Financial Information of the Corporation (Parent Company Only) (continued)

Condensed Statements of Cash Flows

Year Ended March 31,	2004	2003	2002
Operating activities			
Net income	$3,481,884	$2,905,792	$2,607,196
Adjustments			
Equity in earnings of Bank, net of distributions	(1,955,972)	76,828	(1,621,624)
(Increase) in prepaid and other assets	(53,544)	(138,882)	(35,603)
Increase in other liabilities	9	–	–
Net cash provided by operating activities	1,472,377	2,843,738	949,969
Investing activities			
Net cash provided by investing activities	–	–	–
Financing activities			
Cash dividends paid on common stock	(808,396)	(754,197)	(732,079)
Repurchase of common stock	(52,482)	(2,414,006)	(980,839)
Proceeds from issuance of common stock	217,446	119,890	9,750
Net cash absorbed by financing activities	(643,432)	(3,048,313)	(1,703,168)
Increase (decrease) in cash	828,945	(204,575)	(753,199)
Cash, beginning of year	130,253	334,828	1,088,027
Cash, end of year	$ 959,198	$ 130,253	$ 334,828

Form 10-KSB Report

A copy of the our Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004, including financial statements, as filed with the SEC, will be furnished without charge to our stockholders of record upon written request to the Secretary, Community Financial Corporation, 38 North Central Avenue, Staunton, Virginia 24401.

Independent Auditors
Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601

Market Makers
Scott & Stringfellow, Inc
Knight Securities L.P.

Transfer Agent
Community Bank
acts as Transfer Agent for
Community Financial Corporation

Legal Counsel
Nelson, McPherson, Summers
& Santos
12 North New Street
Staunton, Virginia 24401

Silver, Freedman & Taff, L.L.P.
1700 Wisconsin Avenue, N.W.
Washington, D.C. 20007

Common Stock

As of June 1, 2004, there were approximately 484 holders of record of Community Financial common stock. Community Financial common stock is traded on The Nasdaq Small Cap Market under the symbol "CFFC." The shareholders of record number does not reflect persons or entities who hold their stock in nominee or "street" name.

The following tables present the Corporation's high, low and closing sales prices as reported by the Nasdaq Stock Market during the last two fiscal years and the dividends declared by us for the stated periods.

Fiscal 2004	High	Low	Close	Dividend Declared
March 2004	$24.70	$19.10	$21.79	$ .10
December 2003	19.75	17.50	19.75	.10
September 2003	18.04	15.50	17.90	.10
June 2003	16.99	14.10	15.50	.09

Fiscal 2003	High	Low	Close	Dividend Declared
March 2003	$15.72	$12.55	$15.50	$ .09
December 2002	13.00	12.06	12.50	.09
September 2002	12.88	11.54	12.21	.09
June 2002	13.25	11.00	11.87	.08

The Board of Directors of Community Financial makes dividend payment decisions with consideration of a variety of factors, including earnings, financial condition, market considerations and regulatory restrictions. Our ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act, and indirectly, by the Office of Thrift Supervision. Restrictions on dividend payments from Community Bank to Community Financial (Community Financial's primary source of funds for the payment of dividends to its stockholders) are described in Note 11 of the Notes to Consolidated Financial Statements contained in this Annual Report.

Corporate Profile



Community Bank was organized in 1928 as a Virginia-chartered building and loan association, converted to a federally-chartered savings and loan association in 1955 and to a federally-chartered savings bank in 1983. In 1988, Community Bank converted to the stock form of organization through the sale and issuance of 656,134 shares of its common stock. Community Financial was organized in 1989 for the purpose of becoming a thrift institution holding company. Effective January 31, 1990, Community Bank completed the holding company reorganization of the bank and Community Financial acquired all of the issued and outstanding shares of common stock of Community Bank. In 1996, Community Financial changed its place of incorporation to the Commonwealth of Virginia from the State of Delaware.

The principal asset of Community Financial is the outstanding stock of Community Bank, its wholly owned subsidiary. Community Financial presently has no separate operations and its business consists only of the business of Community Bank.

Community Bank's primary business is to meet the financial needs of individuals, businesses and community organizations. Community Bank offers real estate, business and personal loans with complementary deposit services such as checking, savings, certificates of deposit, money market, retirement accounts, cash management and internet banking services. Community Bank also offers insurance and investment products, flexible, local and prompt decisions on loans and other financial service needs are a primary advantage of banking with Community Bank.

Both Community Financial and Community Bank conduct business through a main office located at 38 North Central Avenue, Staunton, Virginia 24401, a second Staunton office at 101 Community Way, Staunton, Virginia 24401, a Waynesboro office at 2934 West Main Street, Waynesboro, Virginia 22980, a Stuarts Draft office at Routes 340 and 608, Stuarts Draft, Virginia 24477, a Raphine office at 2134 Raphine Road, Raphine, Virginia 24472, a Verona office at 21 Dick Huff Lane, Verona, Virginia 24482 and two Virginia Beach offices at 5300 Kemps River Drive, Suite 100, Virginia Beach, Virginia 23467 and 621 Nevan Road, Virginia Beach, Virginia 23451.

Corporate Officers

P. Douglas Richard ....President & CEO

R. Jerry Giles ....Chief Financial Officer

Benny N. Werner ....Senior Vice President

Norman C. (Butch) Smiley III ....Senior Vice President

Chris P. Kyriakides ....Senior Vice President

M. Paul Coleman .... Vice President

Gary L. Davenport ....Vice President

Kay T. Dean ....Vice President

Danny R. Fields ....Vice President

Darlene A. Hall ....Vice President

Robert M. (Bobby) Hoffman ....Vice President

Richard J. Mayer ....Vice President/Controller

Lyle A. Moffett ....Vice President

Jane P. Orem ....Vice President

Robert W. Pennington ....Vice President

Ramona W. Savidge ....Vice President/Secretary

Thomas R. Wagner ....Vice President

Kathy H. Willis ....Vice President

Joseph P. Zakaib ....Vice President

Michele T. Bartley ....Assistant Vice President

Gregory T. Berkshire ....Assistant Vice President

F. Marie Biser ....Assistant Vice President

Dianne F. Campbell ....Assistant Vice President

Virginia M. McCormack ....Assistant Vice President

Lovetta L. Moore ....Assistant Vice President

Shelly K. Parker ....Assistant Vice President

Connie R. Savage ....Assistant Vice President

Brenda L. Sayre ....Assistant Vice President

Linda B. Wood ....Assistant Vice President

Gretchen T. Abshire ....Assistant Secretary

Deborah M. Burnett ....Assistant Secretary

Martha B. Chandler ....Assistant Secretary

Michelle R. Coffey ....Assistant Secretary

Charlott C. Dean ....Assistant Secretary

Teresa L. Cox ....Assistant Secretary

Renee A. Fangman ....Assistant Secretary

Rosalie J. Moster ....Assistant Secretary

Janet R. Redifer ....Assistant Secretary

Barbara W. Wood ....Assistant Secretary

Valley Region





Richmond Road Branch
101 Community Way • Staunton, Virginia 24401
(540) 213-3888

Waynesboro Branch
2934 West Main Street • Waynesboro, Virginia 22980
(540) 943-5000

**Executive and
Administrative Office
Retail Banking**

**Corporate
Headquarters,
Staunton**



38 North Central Avenue
Staunton, Virginia 24401
(540) 886-0796
Fax: (540) 885-0643
E-Mail:
cbnk@cbnk.com
Web Address:
www.cbnk.com





Raphine Branch
2134 Raphine Road • Raphine, Virginia 24472
(540) 377-5300

Stuarts Draft Branch
2658 Stuarts Draft Highway • Stuarts Draft, Virginia 24477
(540) 337-1514

Valley Region



Verona Branch
21 Dick Huff Lane • Verona, Virginia 24482
(540) 248-0700



Operations Center
123 West Frederick Street • Staunton, Virginia 24401

Hampton Roads Region



Regional Headquarters, Hilltop, Virginia Beach
621 Nevan Road • Virginia Beach, Virginia 23451
(757) 491-8810



Kemps River, Virginia Beach
5300 Kemps River Drive, Suite 100 • Virginia Beach, Virginia 23464
(757) 424-5600

FOR OUR CUSTOMERS' CONVENIENCE,

WE ALSO PROVIDE ACCESS TO COMMUNITY BANK SERVICES THRU:

ATM LOCATIONS

- 7 On-site Locations

- 15 in Food Lion Stores in the Hampton Roads Area

- Food Lion Store in Lexington, VA

- Day's Inn in Raphine, VA

24 HOUR ACCESS

- Internet Banking at www.cbnk.com

- Telephone Banking, ExpressLines
  Staunton ....(540) 885-7938
  Waynesboro ....(540) 943-5070
  Hampton Roads & all
  other locations........(800) 479-7938



COMMUNITY
Financial Investments

INTRODUCING COMMUNITY FINANCIAL INVESTMENTS

Helping our Customers Reach Their Financial Goals.



Gene Straley, the investment consultant at Community Financial Services brings a wealth of experience to Community Bank customers. By listening carefully to their goals and concerns, Gene can tailor an investment strategy to fit comfortably with each customer's objectives. At Community Bank, we want to be sure that our customers receive the same level of care they expect when banking with us. That's why we're now offering all the financial capabilities found at other brokerage firms through our association with BI Investments, LLC.

Every available investment solution.

We want to offer our customers a complete range of investment choices. So we offer both standard brokerage and specialized solutions in every branch.

Mutual Funds
- Money market funds
- Short, intermediate, and long-term bond funds
- Government bond funds
- Balanced funds
- Income stock funds
- Growth stock funds
- Aggressive stock funds
- International funds

Stocks
Government Bonds
Corporate Bonds
Municipal Bonds
Options
Unit Investment Trusts (UITs)
Self-directed IRAs
Roth IRAs
529 College Savings Plans

Investment Advisory Accounts
Asset Allocation Accounts
Fixed Annuities
Variable Annuities
Life Insurance*
Long Term Care Insurance*

*Through various third parties

Securities and Insurance Products:

Not Insured by FDIC or any Federal Government Agency	May Lose Value	Not a Deposit of or Guaranteed by the Bank or any Bank Affiliate

Securities and insurance offered through BI Investments, LLC, member NASD and SIPC. BI Investments is associated with Community Bank. Community Financial Investments is a trade name of Community Bank.

Community Bank's Most Valuable Assets…
Our Employees

Gretchen Abshire
Pam Addington
Kim Aldhizer
Michele Bartley
Cassie Beaty
Amy Beech
Katie Benson
Greg Berkshire
Marie Biser
Tysha Blackburn
Dianne Booth
Joe Bowman
Jenny Boxler
Janet Braithwaite
Jennifer Brich
Linda Brown
Danelle Bryant
Jennifer Bryant
Deborah Burnett
Garner Byram
April Cale
Amanda Campbell
Dianne Campbell
Jennifer Campbell
Lona Cannon
Martha Chandler
Stacy Clemmer
Michelle Coffey
Tess Cole
Paul Coleman
Teresa Cox
Dave Cropp
Ellen Cruce
Gary Davenport

Charlott Dean
Kay Dean
Stephanie Deaver
Grace Dick
Maria Dimapelis
Natasha Elkins
Renee Fangman
Rebecca Fielding
Danny Fields
Ariel Fix
Tom Fleisher
Sara Fox
Brenda Frazier
Wanda Garrison
Betsy Gatewood
Jerry Giles
Bill Haessly
Jacelyn Hailstalk
Brenda Haley
Darlene Hall
Jessica Hansen
Pam Harris
Norman Hart
Bobby Hoffman
Anne Hottel
Carolyn Howell
Amy Johnson
Denia Jove
Heather Kidd
Terri Knapton
Julie Krumpter
Chris Kyriakides
Mary Laughbaum
Cheri Lawhorne

Rose Lilly
Tonna Lotts
Don Luttrell
Christina Matthews
Rich Mayer
Matt McChesney
Ginny McCormack
Pam McGovern
Hugh McMenamin
Sally Medeiros
Emilie Mehrtens
Heather Miller
Peggy Miller
Lyle Moffett
Lovetta Moore
Rosalie Moster
Cameron Napier
Dinah Ordewald
Jane Orem
Jessie Palmieri
Janice Pappas
Shelly Parker
Catherine Pauly
Maggie Payne
Bob Pennington
Debra Poole
Tami Ragland
Lee Ralston-Shaner
Jennifer Raybin
Janet Redifer
Doug Richard
Teresa Ridgeway
Theresa Riggs
Pam Ritchie

Connie Savage
Ramona Savidge
Brenda Sayre
Marie Schmitt
Rachel Sellers
Karen Sheehan
Stephanie Shiflett
Heather Shiley
Butch Smiley
Sean Smoker
Brittany Stansberry
Earl Staubus
Fran Stauffer
Ian Sterrett
Gene Straley
Randy Sumey
Crystal Troxell
Linda Turner
Glenn VanLear
Wendi Vess
Laura Voss
Jeff Wagner
Tom Wagner
Benny Werner
Stacy Whaley
Courtney Williams
Kathy Willis
Dee Wimer
Barbara Wood
Linda Wood
Connie Yauilla
Joe Zakaib



Executive & Administrative Offices
38 North Central Avenue
Staunton, Virginia 24401
540-886-0796
www.cbnk.com